Innovation Access Fund
350 Madison Avenue, 20th Floor
New York, NY 10017

February 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Innovation Access Fund (the “Fund”)
(File Nos. 811-23777 and 333-262374)
Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s registration statement on Form N-2 that was filed on January 27, 2022, together with all exhibits thereto (the “Registration Statement”) (Accession No. 0001206774-22-000240), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Fund is withdrawing the Registration Statement because public offering of the Fund’s shares is no longer contemplated. The Registration Statement has not yet been declared effective and no securities have been sold pursuant to the Registration Statement.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call George M. Silfen, Esq. at (212) 715-9522.

Sincerely,

/s/ Gregory D. Jakubowsky

Gregory D. Jakubowsky
Initial Trustee
Innovation Access Fund